Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

[CLIENT LOGO HERE]

November 2006

Dear Employee:

As you may have heard, Caremark (the company that provides your prescription benefit services on behalf of [CLIENT NAME]) recently announced plans to merge with CVS Corporation, the nation’s largest pharmacy chain. By joining together, the two companies will become the premier integrated pharmacy services provider in the U.S.

The merger will not be completed for another 6-12 months, so you will see no changes for some time. Over time, the new company will be able to provide you with a whole new level of convenience, value and service. The company will also be better positioned to help you manage the costs and complexities of the healthcare system and drive superior healthcare outcomes.

Once the merger is completed, you will continue to have access to all the services available to you now. You will have enhanced personal interaction with pharmacists through the phone and in-person at CVS stores, making it easier for you to adhere to your prescription requirements and get information about your healthcare choices. The combined CVS/Caremark will be able to do even more to help you maximize benefits you receive under our current plan. The new company also intends to continue providing access to the large, nationwide network of participating pharmacies currently available to you. And of course, you will still have access 24 hours a day, 7 days a week through the Caremark toll-free number to pharmacists and service specialists.

We understand that you may have questions about how Caremark and CVS coming together may affect your benefits. We have enclosed a set of the most Frequently Asked Questions and provided the answers. We hope you find this information helpful.

In the meantime, if you have questions regarding your prescription coverage, please call toll-free at the phone number on your prescription benefit card. You may also access the Caremark Web site at www.caremark.com. Use Caremark.com to order your long-term prescription refills, check your medicine coverage and cost, and more. For those plan participants requiring telecommunications device (TDD) assistance, please dial toll-free 1-[XXX-XXX-XXXX].

Sincerely,

[NAME]

[CLIENT NAME]

CVS/Caremark Merger – Plan Participant Frequently Asked Questions

1.	How will this merger benefit me?

We know that our consumers demand affordable pharmacy benefits, efficiency, and convenience and this merger with CVS will enable Caremark to deliver these even more effectively, while also expanding services to you.

2.	What new services will be available to me?

Caremark’s goal is to provide you with more personalized, convenient, and efficient healthcare services. You will have access to greater information and choices, and enhanced personal interaction with pharmacists through the phone and in-person at CVS stores, making it easier for you to adhere to your prescription requirements. In the future, the combination with CVS will also enable the new company to offer broader health assessment/wellness services to help you manage and protect against potential health risks and avoid future health costs. You will also have greater choice and convenient access to over-the-counter products, dietary supplements and more.

3.	Will the merger change how I receive my prescriptions?

Once this merger is completed, which is expected to happen in 6-12 months, CVS/Caremark will provide you with more options in how you receive your prescriptions.

4.	What will happen to the Caremark name?

Caremark will manage the combined company’s pharmaceutical services business, which will continue to be called Caremark.

5.	Is my current prescription identification card still valid?

Yes, your current prescription identification card is still valid.

6.	How will the merger affect my prescription costs? Will they increase, decrease or remain the same?

Caremark has always sought to offer [CLIENT NAME] and our employees the most value for our healthcare dollar and this will not change. The merger with CVS will enhance the new company’s ability to improve healthcare outcomes, manage pharmaceutical costs and keep costs down for consumers.

7.	Can I continue to use Caremark’s mail services or do I need to go to a store?

This transaction is about enhanced choice and convenience. You can certainly still receive your prescriptions by mail to your home.

8.	Previously I could fill my prescription at any Caremark participating retail pharmacy. Will I only be able to use CVS retail pharmacies from now on?

The new company intends to continue providing access to the network of participating pharmacies currently available to you.

9.	Will the Caremark website and phone number I currently use to manage my prescriptions change? Can I access my prescription order history via the CVS website?

You should continue to use the Caremark website and the phone number on your identification card to manage your prescriptions.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

Caremark and CVS will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Georgeson Shareholder Communications, Inc., 17 State Street, New York, New York, 10004.

Caremark, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006. CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.